

July 18, 2014

Via E-mail
Matias I. Gaivironsky
Chief Financial Officer
IRSA Investments and Representations Inc.
Moreno 877 22<sup>nd</sup> Floor
Buenos Aires, Argentina

   **Re: IRSA Investments and Representations Inc.**
      **Form 20-F**
      **Filed on October 31, 2013**
      **File No. 001-13542**

      **IRSA Investments and Representations Inc.**
      **Form 20-F**
      **Filed on October 31, 2012**
      **File No. 001-13542**

Dear Mr. Gaivironsky:

   We have reviewed your response letter dated July 15, 2014 and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the fiscal year ended June 30, 2013

1) In the July 15, 2014 letter, the company states that "Additionally, the Company advises the Staff that it has not sold, assigned, securitized or disposed of any receivables associated with these barter transactions. The receivable is only settled through the delivery of completed units by the relevant developer." With respect to that statement, please address the following:

- Under the terms of the contract with the builder, please tell us whether or not the company can sell, assign, securitize or dispose of the barter transaction receivable to another party.
- To the extent the company can sell, assign, securitize or dispose of the receivable, please tell us if the purchaser would have recourse to IRSA or directly to the builder.
- To the extent the company can sell, assign, securitize or dispose of the receivable, please tell us how the sale, assignment, securitization or disposal of the receivable would be accomplished. Your response should address, but not be limited to, whether or not there are any barriers to the sale, assignment, securitization or disposal of the receivable.
- Additionally, please tell us how the sale, assignment, securitization or disposal would impact your rights under other arrangements with the builder (e.g., Does the sale of the receivable change the company's rights under the mortgage on the land?).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3295 if you have questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant